Exhibit 3-B-1

ARTICLE XII
EXCLUSIVE FORUM FOR ADJUDICATION OF DISPUTES
Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, or in the event that the Court of Chancery of the State of Delaware does not have jurisdiction then any other state court located in the State of Delaware, or if no state court in the State of Delaware has jurisdiction then a federal court located in the State of Delaware. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this Article XII.